

August 26, 2022

Orla Gregory
Chief Financial Officer
Enstar Group Limited
Windsor Place, 3rd Floor
22 Queen Street
Hamilton HM JX, Bermuda

> **Re: Enstar Group Limited**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed February 24, 2022**
> **File No. 001-33289**

Dear Ms. Gregory:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K filed February 24, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 63

1. We note your disclosures regarding Non-GAAP Financial Measures included on pages 63-70, and related discussions of those measures throughout the filing. Given the extensive amount of disclosure associated with these measures, please tell us how you considered whether your disclosures and presentation cause these non-GAAP measures to be more prominent than the most directly comparable GAAP measures. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

2. We note your explanation of the purpose for the various non-GAAP measures and adjustments on pages 63-65 appears to be generic and non-specific to each individual

adjustment.  Please tell us and consider the need to revise your disclosures, in future filings, to provide a clearer explanation of each individual adjustment and the Company's basis for exclusion.

3.  In addition to the information requested in the comment above, it appears that the Company's basis for excluding many of the adjustments are that they are not considered indicative of the Company's ongoing operations.  For example, such items appear to include provisions for unallocated LAE, reduction in estimates of net ultimate losses - current period, changes in fair value - fair value option, net gain on purchase and sale of subsidiaries, legacy underwriting and Enhanzed Re operations and changes in A&E liabilities.  In the context of each non-GAAP financial measure presented and considering the nature and significance of the activities to the Company's operations, please explain to us your basis for asserting that such adjustments and items are not recurring, normal activities that are part of the Company's ongoing operations.

4.  We note that some of the non-GAAP adjustments appear to be changing the basis of accounting applied under U.S. GAAP.  For example, such items appear to include the exclusion of the change in fair value of insurance contracts (i.e., discount rate and risk margin components) for which you have elected the fair value option and changes in the classification of investable assets based on a management view that "looks through" the legal form of an investment.  In the context of each non-GAAP financial measure presented, please tell us how you considered whether these adjustments substitute individually tailored recognition and measurement methods, which could lead in a misleading measure that violates Rule 100(b) of Regulation G.  Refer to Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Lory Empie, Staff Accountant, at 202-551-3714 or Robert Klein, Accounting Branch Chief, at 202-551-3847 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance